July 6, 2015	News Release 15–11

SILVER STANDARD REPORTS EXPANDED MARIGOLD EXPLORATION PROGRAM

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides an exploration update for recent Mineral Resource development activities at its Marigold mine (“Marigold“) in Nevada, U.S.

Highlights:

▪
Mineral Resource development drilling at 8 South pit area extends higher-grade gold mineralization. Drillhole MR-6034 intersected 2.48 grams per tonne gold over 91.4 metres from 140.2 metres below surface, as previously reported.

▪
Mineral Resource development drilling identified a new mineralized structure northwest of the 8 South pit. Drillhole MRA-6104 intersected 1.18 grams per tonne gold over 56.4 metres from 221.0 metres below surface.

▪
Completed assay program of historical drillholes to increase Mineral Resources and Mineral Reserves estimates for the Mackay Phase 3 pit. Results are expected in the third quarter of 2015. The assay program for the remaining life of mine is ongoing and results will be reported in 2015 and 2016 as they become available.

“Exploration results are adding real value at Marigold beyond what we initially expected,” said John Smith, President and CEO. “With above reserve grade intercepts and a new gold structure to the northwest of the 8 South pit area, we continue to improve our understanding of the mineralization and increase opportunity for the future at Marigold.”

Assay Program

Marigold has a history of positive ore reconciliation. In order to investigate the cause of such results, we initiated an operational excellence program in January 2015. The program reanalyzed select samples from drillholes completed prior to 2008 that were assigned assay values of “zero” in the geological database and that are within the current mine plan. The program is intended to improve our Mineral Resources model to incorporate results from samples that, at the time, were below the historical cut-off grade of the analytical method used. Initial results indicate that there are numerous historical drill intercepts with gold values above the current 0.065 grams per tonne payable gold cut-off grade when assayed with a current analytical method. With the reanalysis incorporated into our Mineral Resources model, it is expected that areas currently classified as waste can be converted to ore, thereby increasing Mineral Resources and Mineral Reserves estimates for Marigold.

In the first half of 2015, 34,926 drill samples were sent to American Assays Laboratories in Sparks, Nevada, which is independent from Silver Standard, for assaying and 21,436 results have been received in relation to the Mackay Phase 3 area as of June 30, 2015. We are continuing with the assay program with an additional 65,000 historic drill samples to be assayed during the second half of 2015 for a total of 99,926 drill samples within areas planned to be mined over the next four years. This assay program is expected to be completed by the end of 2016 with a further 90,000 samples assayed, which will cover the remaining production years through the planned Marigold life of mine.

Mineral Resource Development Drilling

The 2015 Mineral Resources development program for Marigold is targeting the discovery and development of gold mineralization proximal to the open pits, following a successful drilling campaign in the fourth quarter of 2014. The primary objective of the program is to upgrade Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources to Mineral Reserves.  As of June 30, 2015 a total of 113 reverse circulation and sonic drillholes have been completed, for a total of 26,066 metres. Approximately 95% of the drillholes, for which assay results have been received, intercepted gold mineralization exceeding the Mineral Resources cut-off grade of 0.065 grams per tonne payable gold and thickness criteria.

Mineralization within the 8 South pit extension area (8SX), previously reported, continues to expand with additional drilling. Another zone of higher grade mineralization has also been delineated to the northwest of 8SX, known as the 8D area. Refer to Figure 1 for the location of all drill collars. Selected results from 13 drillholes with higher-grade gold intercepts are included in Table 1 and labeled in Figure 1. A complete list of the drill assay results received in the first half of 2015 for the Marigold exploration drill program is included in Table 2.

We expect to complete the drill program and modeling of the 8SX mineralization through the second half of 2015. The drilling program is expected to be comprised of an additional 9,100 metres of drilling in 35 reverse circulation holes and 3,800 metres of sonic drilling of rock stockpiles.

Furthermore, drilling continues on the deep sulphide exploration program with two additional core holes planned for the second half of 2015 to test permissive rock units discovered in the initial phase of drilling for sulphide and carbonate-hosted, high-grade gold mineralization.

Figure 1. Drillhole Location Plan Map for exploration drill program at the 8 South pit extension area (8SX) and the 8D area at the Marigold mine, Nevada, U.S.

Note: Sonic drilling refers to holes drilled by rotating and vibrating the rod, core barrel and casing at resonant frequencies.

Table 1. Selected drillhole highlights from the Marigold Exploration Drill Program.

Hole ID	From (metres)	To (metres)	Width (metres)	Gold Grade (g/tonne)	Deposit Area
MRA6034	140.2	231.6	91.4	2.48	8SX
Including	178.3	214.9	36.6	5.86	8SX
MR6042	210.3	259.1	48.8	1.17	8D
Including	222.5	234.7	12.2	3.03	8D
MR6045	202.7	367.3	164.6	1.67	8D
Including	242.3	262.1	19.8	3.97	8D
Including	323.1	341.4	18.3	3.86	8D
MRA6046	213.4	266.7	53.3	1.02	8D
Including	224.0	240.8	16.8	2.11	8D
MRA6053	196.6	260.6	64.0	0.90	8SX
Including	205.7	216.4	10.7	3.06	8SX
MRA6055	259.1	298.7	39.6	0.89	8SX
MRA6063	184.4	222.5	38.1	0.85	8SX
MRA6079	193.5	236.2	42.7	0.72	8D
MRA6080	208.8	262.1	53.3	0.78	8D
MRA6085	201.2	230.1	28.9	0.91	8SX
Including	204.2	211.8	7.6	2.74	8SX
MRA6098	213.4	277.4	64.0	0.69	8D
Including	257.6	266.7	9.1	2.25	8D
MR6103	164.6	216.4	51.8	0.91	8SX
Including	181.4	192.0	10.6	3.08	8SX
MRA6104	221.0	277.4	56.4	1.18	8D

Notes: Selected results for down hole intercepts 25 grams x metres and higher. Width values refer to length of down hole intercept. Drillholes MRA-6034 and MR-6045 have been previously reported.

Next Steps
Based on the positive results from the exploration and development programs at Marigold, an additional $2.4 million dollars has been allocated for capitalized exploration, for a total of $4.2 million for full year 2015.
It is expected that these exploration and development program results will be included in an updated Mineral Resources estimate for Marigold in the fourth quarter of 2015 and reported in our annual 2015 Mineral Resources and Mineral Reserves statement to be published in the first quarter of 2016.

Qualified Persons
The scientific and technical data contained in this news release has been reviewed and approved by James N. Carver, SME Registered Member, and Karthik Rathnam, MAusIMM (CP), each of whom is a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver and Mr. Rathnam are employed at the Marigold mine as our Chief Geologist and Senior Resource Geologist, respectively.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Table 2. Reverse circulation and sonic drilling assay results received in H1 2015 for the Marigold Exploration Drill Program.

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (metres)	Classification	Area
MRA6025	4510322	486716	1482	89	-50	230	NSA	8D
MRA6031	4509640	486170	1524	268	-75	398	Resource	8SX
MRA6032	4509677	486130	1524	88	-76	230	Resource	8SX
MR6034	4509705	486091	1525	325	-90	306	Highlights	8SX
MR6038	4510169	486578	1486	320	-90	154	Resource	8D
MRA6040	4510169	486579	1486	91	-66	154	Resource	8D
MR6041	4510322	486715	1482	9	-90	184	NSA	8D
MR6042	4510747	486013	1481	323	-89	291	Highlights	8D
MRA6043	4510747	486014	1481	86	-56	261	Resource	8D
MRA6044	4508359	485067	1486	90	-55	244	Resource	Terry Zone
MR6045	4510624	485967	1484	145	-89	367	Highlights	8D
MRA6046	4510624	485966	1484	268	-68	337	Highlights	8D
MR6047	4510505	485982	1487	46	-88	367	Resource	8D
MRA6048	4510443	486030	1489	270	-84	322	Resource	8D
MR6049	4509302	486111	1526	84	-90	139	Resource	8SX
MRA6050	4509302	486111	1526	246	-64	184	Resource	8SX
MRA6051	4509651	486042	1523	217	-64	306	Resource	8SX
MRA6052	4509650	486041	1523	218	-45	415	Resource	8SX
MRA6053	4509681	486043	1524	266	-78	306	Highlights	8SX
MRA6054	4509620	485717	1521	118	-70	294	Resource	8SX
MRA6055	4509620	485718	1521	120	-48	459	Highlights	8SX
MR6056	4509559	485671	1522	82	-89	306	Resource	8SX
MRA6057	4509555	485674	1522	272	-70	215	Resource	8SX
MRA6058	4509405	485573	1524	88	-47	337	Resource	8SX
MRA6059	4509437	485597	1524	90	-65	352	Resource	8SX
MRA6060	4509041	485478	1527	67	-64	230	Resource	8SX
MRA6061	4509042	485480	1526	65	-44	373	Resource	8SX
MRA6062	4509558	485562	1558	266	-75	306	Resource	8SX
MRA6063	4509619	485575	1564	270	-70	276	Highlights	8SX
MR6064	4509682	485834	1521	321	-90	312	Resource	8SX
MRA6065	4509681	485834	1521	135	-61	378	Resource	8SX
MRA6066	4508473	485149	1394	166	-80	213	Resource	Terry Zone/ Core Pre-Collar
MRA6067	4510383	485992	1491	270	-79	300	Resource	8D
MR6068	4510166	486045	1485	221	-90	306	Resource	8D
MR6069	4510259	485977	1493	285	-88	337	Resource	8D
MRA6070	4510260	485978	1493	89	-60	306	Resource	8D
MRA6071	4509407	486024	1553	265	-56	180	Resource	8SX
MRA6072	4509571	486226	1524	86	-69	197	Resource	8SX
MRA6073	4509634	486234	1524	72	-79	215	Resource	8SX
MRA6074	4510322	485939	1493	88	-79	312	Resource	8D
MRA6075	4510443	486157	1454	269	-76	306	Resource	8D
MR6076	4509687	486289	1501	245	-89	184	Resource	8SX
MRA6077	4509687	486288	1501	270	-60	184	Resource	8SX
MRA6078	4509530	486114	1524	270	-60	373	Resource	8SX
MR6079	4510566	485983	1486	67	-89	338	Highlights	8D
MRA6080	4510566	485982	1486	272	-71	337	Highlights	8D

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (metres)	Classification	Area
MRA6081	4509710	486413	1497	92	-80	139	Resource	8SX
MRA6082	4509710	486414	1497	90	-56	154	Resource	8SX
MR6083	4510536	486045	1486	138	-89	322	NSA	8D
MRA6084	4510536	486045	1486	92	-69	367	Resource	8D
MRA6085	4509530	486115	1524	273	-69	398	Highlights	8SX
MR6086	4509726	486305	1501	254	-89	154	Resource	8SX
MRA6087	4509726	486305	1502	272	-74	184	Resource	8SX
MRA6088	4509530	486115	1524	271	-80	343	Resource	8SX
MRA6089	4509529	486163	1526	269	-81	245	Assay Pending	8SX
MRA6090	4510672	485962	1483	82	-68	291	Resource	8D
MRA6091	4510672	486032	1483	79	-59	261	Resource	8D
MRA6092	4509529	486166	1525	0	-90	245	Assay Pending	8SX
MRA6093	4509560	486114	1524	270	-70	308	Assay Pending	8SX
MRA6094	4509531	485892	1591	186	-80	428	Resource	8SX
MRA6095	4509408	485832	1609	268	-86	343	Resource	8SX
MRA6096	4509164	485724	1610	273	-86	361	Resource	8SX
MRA6097	4509590	486095	1524	268	-75	306	Resource	8SX
MRA6098	4510749	485929	1482	85	-74	322	Highlights	8D
MRA6099	4509621	486074	1524	270	-86	312	Resource	8SX
MRA6100	4510748	486117	1480	90	-60	215	Resource	8D
MRA6101	4509651	486090	1524	271	-66	291	Resource	8SX
MRA6102	4510809	485906	1480	98	-84	306	Resource	8D
MR6103	4509710	486066	1525	0	-90	291	Highlights	8SX
MRA6104	4510626	485935	1484	89	-84	346	Highlights	8D
MRA6105	4509711	486066	1525	90	-61	261	Resource	8SX
MRA6106	4510626	485971	1484	95	-69	352	Resource	8D
MRA6107	4509499	486116	1524	269	-60	373	Resource	8SX
MRA6108	4509498	486117	1524	275	-75	367	Resource	8SX
MR6111	4509434	485844	1610	21	-89	396	Assay Pending	8SX
MRA6112	4509560	486115	1524	270	-80	404	Resource	8SX
MRA6113	4509529	486166	1525	92	-74	245	Assay Pending	8SX
MRA6114	4509621	486072	1524	272	-60	343	Assay Pending	8SX
MRA6116	4509635	486237	1525	90	-50	184	Assay Pending	8SX
MRA6117	4509681	486027	1523	272	-58	337	Assay Pending	8SX
MRA6118	4509711	486029	1524	0	-90	306	Assay Pending	8SX
MR6123	4509704	486130	1526	122	-88	276	Resource	8SX
SON-1	4510028	486065	1503	0	-90	30	Resource	Rock Stockpile
SON-2	4509918	486129	1501	0	-90	46	Resource	Rock Stockpile
SON-3	4509755	486292	1501	0	-90	73	Resource	Rock Stockpile
SON-4	4509164	485724	1610	273	-86	101	Resource	Rock Stockpile
SON-5	4509408	485832	1609	268	-86	113	Resource	Rock Stockpile
SON-6	4509531	485892	1591	186	-80	101	Resource	Rock Stockpile
SON-7	4509369	486237	1537	0	-90	23	Resource	Decommissioned Leach Cell
SON-8	4509172	486288	1557	0	-90	41	Resource	Decommissioned Leach Cell
SON-9	4511217	488083	1458	0	-90	12	Resource	Tailings Storage Facility
SON-10	4511065	488351	1455	0	-90	9	Assay Pending	Tailings Storage Facility
SON-11	4509553	486522	1529	0	-90	26	Assay Pending	Decommissioned Leach Cell

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (metres)	Classification	Area
SON-12	4509411	486434	1524	180	-30	23	Assay Pending	Decommissioned Leach Cell
SON-13	4509976	486151	1502	90	-70	135	Resource	Rock Stockpile
SON-14	4509779	485524	1580	0	-90	67	Resource	Rock Stockpile
SON-15	4510314	486180	1467	0	-90	70	NSA	Rock Stockpile
SON-16	4509510	486370	1525	0	-90	18	Resource	Decommissioned Leach Cell
SON-17	4510130	487001	1535	0	-90	52	Resource	Decommissioned Leach Cell
SON-18	4510204	486895	1526	0	-90	43	Assay Pending	Decommissioned Leach Cell
SON-19	4509864	486212	1500	0	-90	107	Assay Pending	Rock Stockpile
SON-20	4509117	485747	1601	0	-90	78	Assay Pending	Rock Stockpile
SON-21	4509175	485785	1608	0	-90	88	Assay Pending	Rock Stockpile
SON-22	4509102	485652	1609	0	-90	88	Assay Pending	Rock Stockpile
SON-23	4509224	485743	1610	0	-90	90	Assay Pending	Rock Stockpile
SRC-24	4509266	485756	1610	0	-90	107	Assay Pending	Rock Stockpile
SON-26	4509150	485658	1611	0	-90	90	Assay Pending	Rock Stockpile
SRC-28	4509173	485751	1609	0	-90	91	Assay Pending	Rock Stockpile
SON-29	4509286	485820	1613	0	-90	94	Assay Pending	Rock Stockpile
SRC-31	4509285	486037	1550	0	-90	40	Assay Pending	Rock Stockpile
SRC-32	4509187	485702	1609	0	-90	104	Assay Pending	Rock Stockpile
SON-39	4509394	485898	1609	0	-90	98	Assay Pending	Rock Stockpile
SRC-40	4509342	485785	1609	0	-90	107	Assay Pending	Rock Stockpile

Note: Drillholes not reported in Table 2 have not yet been drilled. Descriptions for Classification include: ‘Highlights’, which refers to ‘Highlighted Result’ included in Table 1 and Figure 1, ‘Resource’ which indicates that the Resource Intercept meets the Mineral Resources grade criteria, and ‘NSA’ which refers to ‘No Significant Assay’.